Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, JUNE 27 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target
D-0	39.5	48.9	61.7
A+14	59.3	70.5	79.8

Eagle
D-0	41.0	52.0	67.0
A+14 DOT	45.5	62.7	77.5

Every Bag Counts

American	Wed	MTD*	DOT Standard
	4.09	3.32	2.50

* DOT claims per 1000 customers

Announcements

» Check out the Newest Arrivals!

Get the latest merger news from American and US Airways in this week’s Arrivals newsletter. The June 26 issue highlights our shared commitment to corporate responsibility, provides a look at this week’s integration master planning session, shares an update on the Pass Travel Policy and spotlights Dublin, Ireland and Glasgow, Scotland. Read it all on new Jetnet!

» Big Apple to Emerald Isle: Enter the Photo Sweeps for a Chance to Win

To celebrate our recent launch of our new JFK-Dublin service, we want to give you an opportunity to win enough AAdvantage miles for two round-trip Business Class tickets to Dublin – the capital city of the Republic of Ireland. Want to visit Dublin? It’s easy – enter our photo sweepstakes for a chance to win. Simply choose the best photo you’ve taken in either New York City or Dublin, then post it to this photo album on new Jetnet by July 3. If you’ve never been to either city, that’s OK – you can still enter by submitting your best photo resembling either the hustle and bustle of the Big Apple or the greenery of Ireland. Get your cameras ready!

» Tune up with Preventive Care

Airplanes undergo scheduled maintenance to keep them in pristine flying condition. So, why is that we don’t think our bodies deserve the same treatment? Routine preventive screenings can help prevent or identify an illness early. People enrolled in the Core, Standard or Value medical option may receive recommended preventive services, like annual physicals, at no cost to them. Visit My.AA.com to see what American’s medical benefits cover.

AMR in the News

From Forbes

American and Seaborne Airlines Announce Codesharing Agreement

American announced a codesharing agreement with Seaborne Airlines, providing customers with nonstop service to six Caribbean destinations from San Juan, Puerto Rico. The agreement allows American to offer connecting flights from San Juan on Seaborne to: Dominica; Fort-de-France, Martinique; Pointe-a-Pitre, Guadeloupe; Tortola, British Virgin Islands; Vieques, Puerto Rico; and Virgin Gorda, British Virgin Islands. Travelers can book codeshare flights today for travel starting June 27. In addition, members of the American’s AAdvantage program will be eligible to earn miles on Seaborne codeshare flights and redeem miles on Seaborne later this year. Seaborne, which is based in St. Croix, U.S. Virgin Islands, has provided inter-island service and flights to Caribbean destinations for 20 years.

oneworld News

From the Miami Herald

More Miami-Dusseldorf Service Coming This Winter

airberlin announced it is increasing the number of flights between MIA and Dusseldorf in the winter. Between Nov. 1 and Apr. 30 of next year, the oneworld carrier will offer five flights a week between MIA and Dusseldorf. The previous winter scheduled had four weekly flights. An additional flight per week has also been added between Ft. Myers and Dusseldorf, while New York JFK gets one more flight per week to Berlin and three more weekly flights to Dusseldorf.

Industry News

From Aviation Week

Honeywell/Safran Joint Venture Tests Electric Taxiing

An Airbus A320 accelerating, reversing and pirouetting, its engines silent, may be an unusual sight, but the public demonstration of electric taxiing at the Paris Air Show may persuade aircraft manufacturers to acquiesce to airline demands and install the fuel-saving technology. The concept involves fitting electrically-driven motors to the aircraft’s wheels, which will be used in place of the main engines to taxi. The systems, which will take power from the aircraft’s auxiliary power unit (APU), are designed to reduce fuel-burn and emissions, lower direct operating costs, reduce maintenance time, extend engine life and provide environmental benefits. The Honeywell-Safran system demonstrated at the show has motors in the wheels of the main landing gear. In development by Electric Green Taxiing System (EGTS), a joint venture formed by the two companies, the system could save up to $200,000 per aircraft per year in fuel costs, says Jim Fusaro, Honeywell product marketing vice president and EGTS business manager. Initial tests to evaluate runway conditions and calculate the necessary loads to move an A320 took place in Montpellier, France.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, June 26

Crude oil was $95.50 a barrel, up $0.18 from the previous day.

Jet fuel price was $114.90 a barrel, up $0.12.

It’s a Fact

American on Tuesday took delivery of a new Boeing 737-800 aircraft featuring the Boeing Sky Interior and Main Cabin Extra. The plane is the 18th of 31 expected to be delivered this year.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the definitive proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.